SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006 (Report No. 3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI Delivers Taipei Fubon Bank Key Fobs Enabling Quicker Purchases

Innovative Payment Tool – MasterCard® PayPass™ Contactless Payment Feature on
3-D Soccer Ball Key Chain

Fort Lee, NJ – May 22, 2006 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, announced today that it is providing Taipei Fubon Bank a ‘Tap & Go™’ key fob solution. The device complies with MasterCard® PayPass™ and fits on a key chain for easy access, so customers can make purchases with a simple tap on a contactless reader at participating merchants.

Taipei Fubon Bank is offering the new device to its customers as part of their 2006 FIFA World Cup™ promotion. Customers have the opportunity to win prizes when using their PayPass-enabled key fob to pay for their purchases. The grand prize is a trip to watch the 2006 FIFA World Cup in Germany.

OTI’s extensive experience provides a reliable and cost-effective way to bring contactless solutions to the market in any form factor necessary. OTI’s solution meets the stringent security requirements of the payments industry, while also providing the speed and convenience that is essential in contactless transactions. OTI provides a personalization solution, tailored to the special needs of unique form factors.

Taipei Fubon Bank has the largest network of branches among privately owned banks in Taiwan and the highest market share in Greater Taipei.

“OTI brings experience in contactless payment that is second to none. Providing a complete solution, we allow our customers to introduce a cost-effective, reliable and secure solution in short time to market.” said Oded Bashan, Chairman, President and CEO of OTI.

To see an image of the key fob, please click here http://www.taipeifubon.com.tw/html/card_news/950503/2006FIFA.htm.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2004, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 22, 2006